--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

              If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140.



--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items

1. Consolidated Financial Statements of Attunity Ltd as of September 30, 2004 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2004.

2. Exhibit 31.1-Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

3. Exhibit 31.2-Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

4. Exhibit 32.1-Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

5. Exhibit 32.2-Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                                                          ITEM 1

                       ATTUNITY LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF SEPTEMBER 30, 2004


                                 IN U.S. DOLLARS




                                      INDEX


                                                                         Page
                                                                         ----

Consolidated Balance Sheets                                              2 -3

Consolidated Statements of Operations                                      4

Statements of Changes in Shareholders' Equity                              5

Consolidated Statements of Cash Flows                                    6 - 7

Notes to Consolidated Financial Statements                               8 - 9


                                    --------

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                        September  30,  December 31,
                                                                            2004            2003
                                                                        -------------   -------------
                                                                          Unaudited      (Note 2.a)
                                                                                        -------------
    ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                             $     3,418     $     2,073
   Restricted cash                                                                70             902
   Short-term bank deposits                                                      133             120
   Marketable securities                                                           -             200
   Trade receivables (net of allowance for doubtful accounts of $
    146 and $ 312 at September 30, 2004 and December 31, 2003,
    respectively)                                                              2,288           2,845
   Other accounts receivable and prepaid expenses                              1,182           1,006
                                                                        -------------   -------------
 Total current assets                                                          7,091           7,146
 -----                                                                  -------------   -------------

 SEVERANCE PAY FUND                                                            1,263           1,592
                                                                        -------------   -------------
 PROPERTY AND EQUIPMENT, NET                                                     926             926
                                                                        -------------   -------------
 SOFTWARE DEVELOPMENT COSTS, NET                                               4,310           4,512
                                                                        -------------   -------------
 GOODWILL                                                                      6,036           6,036
                                                                        -------------   -------------
 DEFERRED EXPENSES, NET                                                          180               -
                                                                        -------------   -------------
 Total assets                                                            $    19,806     $    20,212
 -----                                                                   =============   =============




The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


                                                                        September  30,  December 31,
                                                                            2004            2003
                                                                        -------------   -------------
                                                                          Unaudited      (Note 2.a)
                                                                                        -------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Short-term bank credit                                                $         -     $       206
   Current maturities of long-term debt                                           46             102
   Trade payables                                                                744             583
   Deferred revenues                                                           2,754           2,090
   Employees and payroll accruals                                                964           1,239
   Accrued expenses and other liabilities                                      2,743           3,479
                                                                        -------------   -------------
 Total current liabilities                                                     7,251           7,699
 -----                                                                  -------------   -------------

 LONG-TERM LIABILITIES:
   Convertible debt                                                              176               -
   Long-term debt                                                                111              99
   Accrued severance pay                                                       1,675           1,941
                                                                        -------------   -------------

 Total long-term liabilities                                                   1,962           2,040
 -----                                                                  -------------   -------------

 SHAREHOLDERS' EQUITY:
   Share capital - Authorized: 30,000,000 Ordinary shares of NIS 0.1 par value at  September 30, 2004 and December 31, 2003; Issued and outstanding:  15,315,073 and 14,767,432 shares at  September
    30, 2004 and December 31, 2003, respectively                                 538             525
   Additional paid-in capital                                                 89,585          86,504
   Accumulated other comprehensive loss                                         (323)           (259)
   Accumulated deficit                                                       (79,207)        (76,297)
                                                                        -------------   -------------
 Total shareholders' equity                                                   10,593          10,473
 -----                                                                  -------------   -------------
 Total liabilities and shareholders' equity                              $    19,806     $    20,212
 -----                                                                  =============   =============




The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                        Nine months ended
                                                          September 30,
                                                  ------------------------------
                                                      2004             2003
                                                  -------------    -------------

 Revenues:
   Software licenses                              $     5,560      $     4,469
   Maintenance and support                              4,256            4,479
   Services                                             3,406            3,349
                                                  -------------    -------------
                                                       13,222           12,297
                                                  -------------    -------------
 Cost of revenues:
   Software licenses                                    1,655            1,460
   Maintenance and support                                722              578
   Services                                             3,168            3,093
                                                  -------------    -------------
                                                        5,545            5,131
                                                  -------------    -------------
 Gross profit                                           7,677            7,166
                                                  -------------    -------------
 Operating expenses:
   Research and development, net                        1,011            1,071
   Selling and marketing                                5,667            4,321
   General and administrative                           1,946            1,726
   Costs in respect of lawsuits                             -              410
   Termination costs                                    1,645                -
                                                  -------------    -------------
 Total operating expenses                              10,269            7,528
 -----                                            -------------    -------------
 Operating loss                                        (2,592)            (362)
 Financial income (expenses), net                        (239)              50
                                                  -------------    -------------
 Loss before income taxes                              (2,831)            (312)
 Income taxes                                             (79)             (63)
                                                  -------------    -------------
 Net loss                                         $    (2,910)     $      (375)
                                                  =============    =============
 Basic and diluted net loss per share             $     (0.19)     $     (0.03)
                                                  =============    =============
 Weighted average number of Ordinary
   shares used in computing
   basic and diluted net loss per share            15,093,918       14,767,432
                                                  =============    =============


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


                                                                             Accumulated
                                              Ordinary Shares     Additional     other                      Total         Total
                                           ----------------------  paid-in   comprehensive Accumulated  comprehensive shareholders'
                                             Shares     Amount     capital       loss        deficit        loss         equity
                                           ---------- ----------- ---------- ------------- -----------  ------------- -------------
Balance as of January 1, 2004              14,767,432 $     525  $  86,504   $     (259)  $  (76,297)   $        -        10,473

   Exercise of warrants                       496,891        12        807            -            -             -           819
   Exercise of employee stock options          50,750         1         69            -            -             -            70
   Warrants issued in consideration for
   credit line                                      -         -        256            -            -             -           256
   Detachable warrants and beneficial
   conversion feature related to
   convertible debt, net                            -         -      1,949            -            -             -         1,949
   Other comprehensive loss:
    Foreign currency translation
    adjustments                                     -         -          -          (64)           -    $      (64)          (64)
   Net loss                                         -         -          -            -       (2,910)       (2,910)       (2,910)
                                           ---------- ---------  ---------   ----------   ----------    ----------    ----------
   Total comprehensive loss                                                                             $   (2,974)
                                                                                                        =============
Balance as of September 30, 2004           15,315,073 $     538  $  89,585   $     (323)  $  (79,207)                 $   10,593
                                           ========== =========  =========   ==========   ==========                  ==========




The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                              Nine months ended
                                                                                September 30,
                                                                        -----------------------------
                                                                            2004            2003
                                                                        -------------   -------------
 Cash flows from operating activities:
 ------------------------------------
   Net loss                                                              $   (2,910)     $     (375)
  Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
   Depreciation                                                                 244             608
   Amortization of deferred expenses                                             48               -
   Amortization of debt discount                                                176               -
   Amortization of software development costs                                 1,405           1,188
   Accrued interest on long-term debt                                             -               4
   Capital gain from sale of property and equipment                              (6)              -
   Increase (decrease) in accrued severance pay, net                             59             (69)
   Decrease (increase) in trade receivables                                     580            (250)
   Decrease in other accounts receivables and prepaid expenses                   36              27
   Increase (decrease) in trade payables                                        155              (9)
   Increase in deferred revenues                                                659           1,034
   Decrease in employees and payroll accruals                                  (331)           (468)
   Proceeds from sale of trading securities                                     202               -
   Increase (decrease) in accrued expenses and other liabilities               (767)            822
                                                                        -------------   -------------
  Net cash provided by (used in) operating activities                          (450)          2,512
                                                                        -------------   -------------
 Cash flows from investing activities:
 ------------------------------------
   Restricted cash, net                                                         832            (848)
   Investment in short-term deposits, net                                       (13)            (30)
   Purchase of property and equipment                                          (261)           (268)
   Capitalization of software development costs                              (1,204)         (1,204)
   Proceeds from sale of property and equipment                                  11               -
                                                                        -------------   -------------
 Net cash used in investing activities                                         (635)         (2,350)
                                                                        -------------   -------------
 Cash flows from financing activities:
 ------------------------------------
   Proceeds from exercise of employee stock options                              70               -
   Proceeds from exercise of warrants                                           819               -
   Issuance of convertible debt and detachable warrants, net                  1,949               -
   Issuance expenses related to convertible debt                               (180)              -
   Receipt of long-term debt                                                     35               -
   Repayment of long-term debt                                                  (80)           (224)
   Short-term bank credit, net                                                 (206)             46
                                                                        -------------   -------------
 Net cash provided by (used in) financing activities                          2,407            (178)
                                                                        -------------   -------------
 Foreign currency translation adjustments on cash and cash
 equivalents                                                                     23             (84)
                                                                        -------------   -------------
 Increase (decrease) in cash and cash equivalents                             1,345            (100)
 Cash and cash equivalents at the beginning of the period                     2,073           2,693
                                                                        -------------   -------------
 Cash and cash equivalents at the end of the period                      $    3,418      $    2,593
                                                                        =============   =============



The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
U.S. dollars in thousands

                                                                             Nine months ended
                                                                               September 30,
                                                                       ------------------------------
                                                                           2004             2003
                                                                       -------------    -------------
 Supplemental disclosure of cash flow activities:
 -----------------------------------------------
   Cash paid during the period for:
    Interest                                                            $       37       $       67
                                                                       =============    =============
    Income taxes                                                        $       11       $       77
                                                                       =============    =============
 Supplemental disclosure of non-cash investing
 and financing activities:                                             =============    =============
 ------------------------
    Capital lease obligation incurred upon acquisition of
    property and
    equipment                                                           $        -       $       50
                                                                       =============    =============
      Issuance of warrants in consideration for credit line             $      256       $        -
                                                                       =============    =============









The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 1:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. Certain prior period amounts have been reclassified to conform to the current period presentation.

          These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2003 included in the Company's Annual Report on Form 20-F.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          a.   The  significant   accounting  policies  applied  in  the  annual
               financial statements of the Company as of December 31, 2003, are applied consistently in these financial statements.

          b.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable, at a subsequent measurement date.

               The following pro forma information presents the effect on the consolidated stock-based employee compensation expense, consolidated net loss and loss per share as if the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period:

                                                                        Nine months ended
                                                                          September 30,
                                                                   ---------------------------
                                                                      2004           2003
                                                                   -----------   -------------
                                                                           Unaudited
                                                                   ---------------------------
             Net loss, as reported                                 $   (2,910)    $    (375)
             Deduct: Total stock-based compensation expense
               determined under fair value method for all awards         (434)         (388)
                                                                   -----------   -------------
              Pro forma net loss                                   $   (3,344)    $    (763)
                                                                   ===========   =============
             Basic and diluted net loss per share, as reported     $    (0.19)    $   (0.03)
                                                                   ===========   =============
             Basic and diluted net loss per share, pro forma       $    (0.22)    $   (0.05)
                                                                   ===========   =============

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for the nine months ended September 30, 2004 and 2003: average-risk-free interest rate of 3.5% for each period, dividend yield of 0% for each period, expected volatility of the Company's Ordinary shares of 70% and 43.8%, respectively, and a weighted-average expected life of 4 years. Stock compensation, for pro forma purposes, is amortized on a straight line basis over the vesting period.

NOTE 3:- CONVERTIBLE DEBT AND DETACHABLE WARRANTS

          In April 2004, the Company issued to a group of existing shareholders (currently holding 13% interest in the Company) a convertible debt in the amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $ 1.75, for an aggregate consideration of $ 2,000. The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $ 1.75 per share. The amount that may be converted will be equal to at least 50% of the face amount of the debt. The warrants expire 3 years after the date of grant.

          In accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", the Company allocated the total proceeds between the convertible debt and the warrants (which are recorded as additional paid-in-capital) based on the relative fair values of the two securities at the time of issuance. The aforementioned allocation resulted in a discount on the convertible debt.

          In addition, in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5") and EITF No. 00-27, "Application of issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), the Company recognized and measured the embedded beneficial conversion feature present in the convertible debt, by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the detachable warrants and the convertible debt. This intrinsic value is limited to the portion of the proceeds allocated to the convertible debt.

          The aforementioned accounting treatment resulted in a total debt discount equal to the full face amount of the debt ($ 2,000). The discount will be amortized over a 5 year period from the date of issuance until the stated redemption date of the debt.

          During the nine months ended September 30, 2004, the Company recorded financial expenses in the amount of $ 176, attributed to the amortization of the aforementioned debt discount.

          Issuance expenses in respect of the convertible debt in the amount of $ 180, were deferred and recorded as "Deferred expenses". These deferred expenses will be amortized over the period from the date of issuance to the stated redemption date of the debt.

          As of September 30, 2004, no shares were issued pursuant to the conversion of the debt or the exercise of the warrants.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 4:- CREDIT LINE

          In June 2004, the Company entered into a loan agreement ("the Agreement") with a lender. According to the Agreement the lender undertakes to make available to the Company a revolving credit facility in the aggregate amount of $ 3,000. The agreement expires in June 2006.

          The Company shall pay the lender interest on the principal amount outstanding at an annual rate of 6.5% and a fee equal to 1% of the unutilized credit line amount.

          As of September 30, 2004, the Company had not utilized any of the credit facility.

          As part of the Agreement, the lender received a non-forfeitable exercisable warrant to purchase the Company's Ordinary shares at an exercise price of $ 3 per share. The amount of shares that the lender may purchase upon exercise of the warrant will be determined according to a formula which is based on the date the credit facility is terminated and the amount of the credit facility utilized, but will be not less than 200,000 shares. The warrant expires 5 years after the date of grant.

          Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $ 256 was recorded as prepaid expenses, which will be amortized over the term of the credit line. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following weighted-average assumptions: weighted average-risk-free interest rate of 3%, dividend yield of 0%, expected volatility of the Company's Ordinary shares of 70.1%, and a weighted-average expected life of 5 years.

          The aforementioned fair value may be adjusted in future periods based on the ultimate amount of shares that will be issued upon exercise of the warrant.

NOTE 5:- TERMINATION COSTS

          In the third quarter of 2004, the Company recorded expenses of $ 1,645 in respect of the termination of employment of the Company's chief executive officer and other executives.


                              - - - - - - - - - - -

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

     Revenues. Total revenues increased 7.5% to $13.2 million in the first nine months of 2004 from $12.3 million in the first nine months of 2003. This increase is mainly attributable to a 24.4% increase in license revenues, which increased to $5.6 million in 2004 from $4.5 million in 2003 mainly due to sale of $1 million to one customer. Maintenance and support revenues decreased 5% from $4.5 million to $4.3million as a result of decrease in legacy products maintenance. Services remained approximately the same at $3.4 million

     Cost of Revenues. Our cost of revenues increased 8% to $5.5 million in the first nine months of 2004 from $5.1 million in the first nine months of 2003 primarily due to higher amortization of capitalized software development costs by $0.2 million and increase of $0.2 million in wages.

     Gross Profit. Our gross profit increased 7.1% to $7.7 million in 2004 from $7.2 million in 2003, as a direct result of increased revenues and increased cost of revenues in 2004.

     Research and Development, Net. Total research and development costs, before capitalized software costs, remained approximately the same at $2.2 million. We capitalized approximately $1.2 million of software developments costs in 2004 and 2003. As a result of the foregoing, net research and development costs remained approximately the same at $1 million.

     Selling and Marketing. Selling and marketing expenses increased by 31.2% to $5.7 million in the first nine months of 2004 from $4.3 million in the first nine months of 2003. This increase is due to hiring more people in direct sales operations in Europe and USA, and in business development and marketing, as well as higher costs of marketing activities.

     General and Administrative. General and administrative expenses increased by 12.7% to $1.9 million in the first nine months of 2004 from $1.7 million in the first nine months of 2003. The increase is principally attributable to the increase in allowance for doubtful accounts, hiring a new CFO in June 2003 and higher board fees.

     Costs in Respect of Lawsuits. In the first nine months of 2003 we recorded charges of $0.4 million relating to legal dispute with the landlord of our former offices in Massachusetts.

     Termination Costs. In 2004 we had $1.6 million of charges relating to the termination of employment of our former chief executive officer and other former executives.

     Operating Loss. Based on the foregoing, we recorded an operating loss of $2.6 million in 2004 compared to an operating loss of $0.4 million in 2003.

     Financial Income (Expenses), Net. In 2004, we had net financial expenses of $239,000 as compared to financial income, net of $50,000 in 2003. This increase in financial expenses is attributable to interest on the $2 million convertible debenture we issued in April 2004 and our $3 million credit line.

     Taxes on Income. Income taxes for 2004 were $79,000 compared with $63,000 in 2003.

     Net Loss. As a result of the foregoing, we had a net loss of $2.9 million in the first nine months of 2004 compared to a net loss of $0.4 million in the first nine months of 2003.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2004, we had $3.6 million in cash, cash equivalents, restricted cash and short-term deposits. As of September 30, 2004, we had a bank line of credit of approximately $0.2 million, which is unused and a $3 million credit line from Plenus Technologies Ltd which is unused.

     As of September 30, 2004 we had $87,000 in long-term loans from United Mizrachi Bank Ltd. These loans bear interest of 5.6%. Principal and interest are linked to the Israeli Consumer Price Index. In addition we had $24,000 long-term portion of our equipment leases. These long term portions bear an average interest of approximately 11.0%.

     Net cash used in operating activities was $0.4 million in the first nine months of 2004 compared to $2.5 million of net cash provided by operating activities in the first nine months of 2003. Net cash used in investing activities was $0.6 million in 2004 nine month period and $2.4 million in the 2003 period, which funds were used primarily for software development costs. Net cash provided by financing activities was $2.4 million in first nine months of 2004 primarily from issuance of convertible note and exercise of warrants, compared to $0.2 million used in financing activities in the first nine months of 2003.

     Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $261,000 in the nine months ended September 30, 2004 and $268,000 in the nine months ended September 30, 2003 The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

                                                                          ITEM 2

                                                                    Exhibit 31.1

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002


        I, Aki Ratner, certify that:

        1. I have reviewed this filing of the financials statements for the nine months ended September 30, 2004 on Form 6-K of Attunity Ltd;

        2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

        4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

        (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
        (b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and
        34-47986]
        (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
        (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

        5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

        (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

        Date: November 19, 2004

        /s/Aki Ratner*
        --------------
        Aki Ratner
        Chief Executive Officer

        * The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                          ITEM 3

                                                                    Exhibit 31.2

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

        I, Ofer Segev, certify that:

        1. I have reviewed this filing of the financials statements for the nine months ended September 30, 2004 on Form 6-K of Attunity Ltd;

        2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

        4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

        (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
        (b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and
        34-47986]
        (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
        (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

        5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

        (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

        Date: November 19, 2004

        /s/Ofer Segev*
        --------------
        Ofer Segev
        Chief Financial Officer

        * The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                          ITEM 4

                                                                    Exhibit 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the filing of the financial statements for the nine months ended September 30, 2004 of Attunity Ltd (the "Company") on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Aki Ratner, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

        (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/Aki Ratner*
--------------
Aki Ratner
Chief Executive Officer

November 19, 2004

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                          ITEM 5

                                                                    Exhibit 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the filing of the financial statements for the nine months ended September 30, 2004 of Attunity Ltd (the "Company") on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ofer Segev, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

        (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/Ofer Segev*
--------------
Ofer Segev
Chief Financial Officer

November 19, 2004


* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                             (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                   Ofer Segev
                                                   Chief Financial Officer


Date: November 19, 2004